The Jensen Portfolio, Inc.
(the “Fund”)
Registration # 811-06653
Form N-SAR
Semi-Annual Period Ended November 30, 2010

Sub-Item 77C:  Matters submitted to a vote of security holders

A Special Meeting of Shareholders of The Jensen Portfolio, Inc. (the “Fund”) was held on November 10, 2010 (the “Special Meeting”) at the offices of Jensen Investment Management, Inc., the investment adviser to the Fund (the “Adviser”).  As of the record date, September 1, 2010, there were 116,744,522 shares issued and outstanding (“Shares”) and entitled to vote at the Special Meeting.  A total of 73,694,740 Shares were present in person or by proxy at the Special Meeting.

The purpose of the meeting was to consider and act upon the following proposals:

1.)           To approve an Investment Advisory Agreement between the Adviser and the Fund, on behalf of the Fund.

2.)           To elect a Board of Directors of the Fund, to consist of the following six individuals (all of whom constituted the existing Board of Directors):

(1)	Roger A. Cooke
(2)	Robert E. Harold
(3)	Gary W. Hibler
(4)	Val E. Jensen
(5)	Thomas L. Thomsen, Jr.
(6)	Kenneth Thrasher

The tabulation of the shareholder votes rendered the following results (in shares):

Proposal		Number of Shares Voted
		For	Against	Abstain
1.	To Approve an Investment Advisory Agreement between the Adviser and the Fund	52,765,385	567,653	929,921
2.1	Roger A. Cooke	72,354,939	-	1,339,801
2.2	Robert E. Harold	72,322,395	-	1,373,341
2.3	Gary W. Hibler	67,531,774	-	6,163,961
2.4	Val E. Jensen	72,215,206	-	1,480,529
2.5	Thomas L. Thomsen, Jr.	72,308,865	-	1,386,870
2.6	Kenneth Thrasher	72,353,018	-	1,342,718

Accordingly, the proposals were approved by the Fund’s shareholders.